New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

May 20, 2011

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Pamela Long, Assistant Director

Jessica Dickerson, Staff Attorney

Alfred Pavot, Assistant Chief Accountant

Tracey McKoy, Staff Accountant

Re:	Solazyme, Inc.

Registration Statement on Form S-1

Filed March 11, 2011

File No. 333-172790

Ladies and Gentlemen:

We are submitting this letter on behalf of Solazyme, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 19, 2011 (the “Fifth Comment Letter”), relating to the above-referenced registration statement on Form S-1 of the Company filed March 11, 2011 (the “Registration Statement”) and the prospectus contained therein. The Company has previously filed Amendment No. 1 to Form S-1 on April 1, 2011 solely for purposes of adding certain exhibits to the Registration Statement, without modification of the prospectus, Amendment No. 2 on April 13, 2011, Amendment No. 3 on May 4, 2011 and Amendment No. 4 on May 12, 2011. In conjunction with this letter, the Company is filing via EDGAR for review by the Staff Amendment No. 5 (“Amendment No. 5”) to the Registration Statement, including the prospectus contained therein. In addition to responding to the Fifth Comment Letter, Amendment No. 5 discloses an additional recent option grant, makes certain minor corrections to the prospectus and adds certain exhibits to the Registration Statement. For your convenience, we are providing by overnight delivery to the Staff a courtesy package that includes 10 copies of Amendment No. 5, five of which have been marked to show changes from the filing of the original Registration Statement.

Securities and Exchange Commission	2	May 20, 2011

For ease of review, we have set forth below comments numbered 1 and 2 from the Fifth Comment Letter, together with the Company’s responses thereto. All page numbers in the responses below refer to Amendment No. 5, except as otherwise noted.

********************************

Front Cover Page of the Registration Statement

1.	Please revise your “Calculation of Registration Fee” table to include the “Proposed Maximum Offering Price Per Unit” column. Refer to Form S-1.

Response: The Company respectfully acknowledges the Staff’s comment and, in response, has revised the “Calculation of Registration Fee” table on the front cover of Amendment No. 5 to include the “Proposed Maximum Offering Price Per Unit” column. The Company has also increased the registration fee paid to reflect the high end of the anticipated price range.

Management’s Discussion and Analysis... , page 44

Product Revenues, page 50

2.	Please describe the product return rights granted to customers. Disclose also the repayment terms on the corresponding receivables. In this regard, we note that product sales comprised 30% of 3/31/11 revenue.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Algenist™ products are sold with the right of return, which includes expired, discontinued, damaged or non-compliant products. The Company gives customers credit for such returns, either by issuing a pre-approved credit memo or, in certain cases, by allowing a customer to decrease the amount of subsequent payments to the Company by the amount of a return. In addition, one customer has a right of return for excess inventory beyond 120 days of consumer demand. The Company provides a reserve for estimated return of products as the related revenues are recognized. These estimates are based upon customers’ historical return data for similar products and other known factors, such as customers’ return policies to their end consumers. The Company monitors its actual performance to estimated rates, and will adjust the estimated rates as necessary. The Company further notes that its customer payment terms related to sales of Algenist™ products range between thirty days from invoice date or end of the month, and up to forty-five days from the end of month in which a customer is invoiced. Certain customer invoices are denominated in Euro.

********************************

Securities and Exchange Commission	3	May 20, 2011

We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2004 with any questions you may have respecting the foregoing.

Sincerely,

/s/ Alan F. Denenberg

Alan F. Denenberg

cc:	Mr. Paul Quinlan, Solazyme, Inc.

Mr. Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

Ms. Allison Spinner, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation